FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 10, 2003

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

July 9, 2003

#03-17

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

Exploration Update – Melville Diamond Project and South Voisey Bay Joint Venture

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF)  is pleased to provide an update on exploration at its Melville Diamond Project and South Voisey Bay Joint Venture.

NDT & Navigator Exploration Corp. have commenced a $600,000 exploration program on the Melville Diamond Project, with a geophysical survey aircraft and crew being mobilized to Igloolik, Nunavut. The collection of approximately 15,000 kilometres of total field and horizontal gradient magnetic data from the NDT/Navigator ground will begin shortly, in conjunction with larger programs being operated by Northern Empire Minerals Ltd. and Stornoway Ventures Ltd.  Property scale till sampling and prospecting are scheduled to commence on or about July 14th.  NDT and Navigator are optimistic that systematic exploration of their strategically positioned land holdings could result in new kimberlite discoveries.

The Melville Diamond Project comprises 25 prospecting permits covering over 1 million acres in the emerging Melville Diamond District. This district has received considerable attention with the discovery by Northern Empire and Stornoway of the diamondiferous AV-1 kimberlite earlier this year.  Northern Empire and Stornoway have commenced a significant $5 million exploration program on their adjacent claims with drilling scheduled for later in the season.

In Labrador, Falconbridge Ltd. has commenced field work on the South Voisey Bay Project held by South Voisey Bay Nickel, in which NDT holds a 6.55% interest.  Current field work consists of geological and ground geophysical follow-up of previously identified airborne MegaTEM electromagnetic anomalies located throughout the project area.  The ground geophysical programs are designed to identify high priority anomalies to be selected for diamond drilling.

The Company will continue to keep shareholders informed as exploration progresses on its Canadian properties, as well as the ongoing Nevada gold exploration program.  NDT is also actively evaluating several additional projects and will continue to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral properties in stable and prospective geological environments.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: July 10, 2003